KEPLER GROUP LIMITED

Suite 3902-03, 39/F

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Hong Kong

Via Edgar

May 6, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Kepler Group Limited (the “Company”)

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted April 17, 2025

CIK No. 0002000208

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated May 1, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No.2 to Draft Registration Statement on Form F-1 submitted on April 17, 2025

General

1.	We note your response to prior comment 1 and your disclosure that the value-added services do not generate any direct revenue. Please further describe how the provision of these value-added services affects your business or results of operations, if at all. For example, describe if there are any forms of indirect revenue resulting from these value-added services.

Response: We respectfully advise the Staff that the provision of the value-added services has no impact on our business operations or financial performance. These services are offered without generating any direct or indirect revenue, as they are not monetized in any form. These value-added services are provided on a case-by-case basis purely as a non-revenue generating component of our service offerings, with no measurable effect on our overall business or results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commission and Other Payables, page 60

2.	See prior comment 4. Noting your response to our comment letter, please revise your filing to provide similar discussion to that included in your response indicating, if true, that you do not intend to extend your money advances from third parties beyond their respective maturity dates.

Response: We respectfully advise the Staff that we have revised page 60 of the Amended Registration Statement to provide the relevant discussion.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Kwok Yu Hin
Kepler Group Limited
Chief Executive Officer
Encl.